News Release               (Q4 – 04 –32)                                                            March 8, 2004

YAMANA ANNOUNCES RESULTS FROM BULK SAMPLING AT SAO FRANCISCO

Yamana Gold Inc. (TSX: YRI; AMEX: AUY; LSE (AIM): YAU) announces results from its bulk sampling and exploration program at its Sao Francisco project.  Bulk sampling was undertaken for grade determination, while exploration drilling was undertaken principally to define the higher grade zone beneath the area of the planned open pit.

Bulk Sampling

A bulk sampling program was initiated at Sao Francisco to better understand the character and distribution of gold in the deposit and to obtain metallurgical samples for large column leach tests.  The program consists of three trench bulk samples and a deeper shaft bulk sample.

Bulk sampling results suggest that the grade of this pre-production gold property may be significantly higher than previously estimated by drilling. This affirms results from a sampling program carried out in 1997 consisting of a decline driven near the center of the deposit. In that program, two large columns over a 6-month leaching period recovered 2 g/t gold from 90 tonnes of material thought to grade 1 g/t gold. Sampling in the current program reveals that a major portion of the gold at Sao Francisco consists of coarse to very coarse gold, resulting in bulk samples that consistently yield much higher gold grades than those indicated by small volume drill samples.

Yamana contracted sampling expert Francis F. Pitard of Broomfield, Colorado, to assess the coarse gold situation at Sao Francisco.  Mr. Pitard contends that in coarse gold deposits such as Sao Francisco drill core samples are too small to accurately assess the deposit grade.  According to Mr. Pitard, in most cases drilling will understate (sometimes greatly so) the actual grade of the deposit.

Preliminary results of the sampling program offer evidence of this in that all of the bulk samples analyzed to date yield consistently much higher gold grades than the grades predicted by the small volume drill samples taken from the same sites. This disparity in grade is summarized in Tables 1 and 2.

Bulk samples ranging in weight from 100 kilograms to hundreds of tonnes each, are being processed on site using a pilot gravity plant to recover coarse gold particles. The coarse gold fraction is separated and carefully weighed.  The fine gold fraction, carried in the gravity tails, is subsequently analyzed by fire assay at the Lakefield laboratory in Belo Horizonte.  Screen sieve analyses reveal that the major portion of the gold in the bulk samples – typically 70 to 90 percent of the gold – is larger than 0.1 mm (100 microns) in size – the generally accepted threshold for defining “coarse” gold – and at least one-third of the gold is very coarse, exceeding 1.0 mm in size.

Trench sampling– Three large trenches – at least 90 meters long and containing from 1,000 to 2,000 tonnes each – have been excavated across widely separate parts of the deposit to provide large volume material for testing the pilot gravity plant. Gold grades were determined for each trench site using samples composited from previous small volume drill cores at the trench site (from 4 to 6 holes at each site). Results (summarized in Table 1) show that the gold grades of the bulk samples in these trenches are consistently and significantly higher than the grades of the small volume drill samples from the same sites. The grade of the bulk sample coarse gold fraction alone is higher than the overall grade predicted by the drill holes.

TABLE 1
Comparison of Bulk Samples from Trenches vs. Drill Core Samples

	Trench 1 laterite		Trench 1 Bedrock		Trench 2 bedrock		Trench 3 bedrock
	Drill- predicted grade 1 hole Au g/t	Bulk sample grade Au g/t	Drill- predicted grade 4 holes Au g/t	Bulk sample grade Au g/t	Drill- predicted grade 6 holes Au g/t	Bulk sample grade Au g/t	Drill- predicted grade 4 holes Au g/t	Bulk sample grade Au g/t
Coarse gold	0.05	0.40	0.02	0.37	0.30	0.93	0.07	0.46
fine gold	0.26	0.58	0.11	0.36	0.36	0.46	0.28	[1]
Total gold	0.31	0.98	0.13	0.73	0.66	1.39	0.35
Sample size	8 kg	265 t	64 kg	1809 t	96 kg	963 t	64 kg	2208 t

  [1] waiting on fire assay

Shaft sampling– A vertical 2-meter diameter shaft, currently at 54 meters depth, is being sunk through the shallow low grade gold zone near the center of the Sao Francisco deposit, mainly to provide large samples for planned column leach tests. The shaft, which will eventually extend downward to examine the high-grade zone at the bottom of the proposed open pit, follows a vertical NQ-size (56 mm) pilot core hole. This allows a comparison of grades predicted by a small volume drill sample (8 kg splits over 2 meters) with larger volume bulk samples (30 tonnes taken every 4 meters). Results received to date (summarized in Table 2) show that bulk sample gold grades are consistently and significantly higher than the core hole gold grades.

TABLE 2
Comparison of Bulk Samples from Vertical Shaft vs. Drill Core Samples

	Pilot Hole NQ-Core Samples		Vertical Shaft Bulk Samples
depth interval m	sample split size kg	grade Au g/t	sample split size kg	coarse frac. (gravity) Au g/t	fine frac. (fire assay) Au g/t	total Au g/t
9.1 – 13.0	16	0.03	113	0.23	0.10	0.33
13.0 – 17.0	16	0.01	111	0.46	0.07	0.53
17.0 – 21.0	16	< 0.01	118	0.44	0.08	0.52
21.0 – 25.0	16	0.01	113	0.06	0.05	0.11
17.9 m	wtd. avg:	0.013			wtd. avg:	0.373

Exploration drilling

The exploration drilling program underway at Sao Francisco is designed to expand and upgrade peripheral gold resources including a promising high grade zone at depth beneath the proposed open pit.  The drilling has completed 31 new core holes totalling 8,900 meters, mostly infill and step out drilling to define the deeper high-grade gold zone beneath the low grade open pit reserve. Results have been received for 6 holes, the most significant of which is SF-326, a 200-meter stepout beyond the north end of the deposit, which intersected multiple thin high grade veins within a 58-meter interval averaging 2.15 g/t Au at a depth of 106 meters, including a 2-meter interval containing 31.80 g/t Au. Most of the 31 new holes cut similar quartz-sulfide veins and many of these contain visible gold, evidence that the coarse gold situation at Sao Francisco persists to depth. In recognition of this situation, Yamana has increased drill core size from NQ (56.0 mm) to HQ (63.5 mm) and has worked closely with Mr. Pitard and the Lakefield laboratory to improve techniques for the handling and processing of coarse gold drill samples.

Bankable Feasibility Study

The Sao Francisco project is currently undergoing a bankable feasibility study and is planned to be an open-pit heap-leach operation which will initially develop a 43-million tonne low grade, shallow reserve containing 865,000 ounces gold.  The operation will be combined with the nearby Sao Vicente project.  Planned recovery from the combined project is expected to be more than 830,000 oz gold assuming no increases as a result of the coarse gold.

The sampling and exploration programs at Sao Francisco are being directed and reviewed by Mel Klohn, Exploration Vice President of Yamana, who is a Qualified Person as defined by National Instrument 43-101.

Yamana is a Canadian gold producer with significant gold production, gold and copper-gold development stage properties, exploration properties and land positions in all major mineral areas in Brazil.  Yamana expects to produce gold at intermediate company production levels by 2006 in addition to significant copper production by 2007.  Yamana also holds gold exploration properties in Argentina subject to earn-in by Peruvian gold producers Buenaventura and Hochshild.  Company management plans to build on this base by targeting other gold consolidation opportunities in Brazil and elsewhere in Latin America.

For further information, contact

Peter Marrone                                                                      Rebecca Greco
President & Chief Executive Officer                                      Investor Relations-North America
(416) 815-0220                                                                    (416) 945-7350
E-mail: investor@yamana.com                                              E-mail: investor@yamana.com

Jane Jackson
Investor Relations-Europe
+44 7793145779
E-mail: investor@yamana.com

FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended.  Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change.  The reader is cautioned not to place undue reliance on forward-looking statements.